Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 4, 2021

The following transcript is from a webcast of Bernstein’s 37th Annual Strategic Decisions Conference, which took place on June 3, 2021 and has been made available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

CORPORATE PARTICIPANTS

Paul A. N. Butcher Vice President-Investor Relations, Canadian National Railway Co.	Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.

OTHER PARTICIPANTS

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

MANAGEMENT DISCUSSION SECTION

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Good morning, everyone, and welcome to Bernstein’s 37th Annual Strategic Decisions Conference. We are joined today by Canadian National Railway and Kansas City Southern, who are on the cusp of a historic rail merger that has been taking up a lot of time, a lot of investor conversation and focus. We are pleased to have them both joining us today. We are going to start with some disclosures, I think, from Paul Butcher at CN. Then we will turn over the mic to Pat and JJ to walk through some prepared remarks.

If you have some questions as we’re working through the conversation, you should see a button on your screen that says ask a question. That will get into our queue, and we’ll see if – and we’ll do our best to try to get that in, if you wanted to go ahead and participate in that way. Thank you both, JJ and Pat, for joining us. Paul, I’ll turn it over to you to do a quick introduction, and then we will look forward to the Q&A.

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Well, thank you, Dave, and before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information which are available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the US and Canadian securities law. These statements are subject to risk and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our cautionary statement regarding forward-looking statements in our presentation.

I will now turn it over to JJ Ruest, CN’s President and CEO.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, thank you, David, for allowing us to do this together, Pat and myself, and we’re very pleased to join together and team up. Very excited about the future of what’s ahead for us as a potential joint company. So maybe we start on – you have on page 4 our end-to-end merger and what – the list of enhanced choice and competition. Before we go too deep into that, I thought, David, we could attempt to clarify some confusion or potentially misleading issues that were being put out.

I want to take a moment to just refocus on some of the basic facts. CN and KCS [ph] will benefit a (02:24) significant value and benefit, and there’s no doubt to that. I think when you read our joint statement, you see a lot of these different things being clarified specifically. Customers will see value, employee will see value, the shareholders of both company, the port operator and port stakeholders will see value, as well as the communities who [ph] are longer (02:45) in that joint network.

We’re committed also to preserve connectivities by keeping current gateway open. Gateway will be open and there should be no doubt on that as well. We will enhance competition, which is what the new role is all about, by adding new choices, choices that don’t exist today. Some of these choices are the creation of new carload and new intermodal single-line service from Mexico – from the heart of Mexico from way south in the continent, to the US Midwest, as well as Central Canada, things that don’t exist today. We’re committed to divest a 70-mile of overlap. And just to be clear, that divestment eliminate the sole area of overlap between CN and KCS network, making it a combination that is a true end-to-end merger. Also note that we identified from day one that overlap, when we first made the announcement back in April 20th that we wanted to convince KCS to partner with CN.

And since then, we’ve made that commitment that we’re willing to divest of the two for one and basically have somebody else stepping in the shoes of the KCS today for that part of the network. I also want to make clear that other claims of competitive overlap arising from a combination of the famous two north-south line, which are also, in our view, not right. They are very separate. They’re separated by hundreds of miles. They’re well surrounded by intense competition from especially the two big Class 1 railroad of the West. The Mississippi River is also an intense competition for both, and there’s two interstate long-haul north-south highway that really also compete with the network very, very strongly. So, they serve – these two lines serve different market. They serve different customers, and they have different and useful purpose and both are needed.

Lastly, I’d just like to highlight that we have now received over 1,400, 1,400 letters from supporters, customers, stakeholders, port operators, letters from all three countries, and those voice support of the use of the Voting Trust and our combination. And I think in the weeks to come, we will continue to garner support from those who are using the freight network in North America. Pat?

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Okay. Thanks. I just want to echo that very excited to be here with JJ to talk about this proposed transaction. JJ has covered a lot of the highlights, but I think this slide really has a lot of powerful statements and the visuals here, I think, are equally powerful. If you look at the main corridors that exist today, serving what we know is a very large market opportunity, we’ll talk more about this in a few minutes. For cross-border growth, look at the blue lines here that cross the US-Mexico border at Laredo move across the – what we refer to as the Meridian Speedway from Shreveport to Jackson, that is a very well-established premium service route that we have on our network, connecting Jackson up on the red line to Chicago and beyond.

Most of the other lines here are existing service options for that cross-border traffic. That market between Mexico and the Upper Midwest and into the East – and into Eastern Canada is a huge truck market. The I-35 corridor, very low level of intermodal market penetration today and huge opportunity. Again, we’ll talk more about that in a few minutes. And I think as JJ captured in his comments, this is truly – you deal with and exclude the one area where we have clear overlap, which JJ has already talked about, New Orleans to Baton Rouge – an end-to-end network that will provide new single-line service to go after that I-35 corridor freight traffic and the market opportunity that exists there that I think clearly will be of interest to a lot of shippers, as demonstrated by the support we’ve seen already, and create new competitive options that simply don’t exist today.

So back to you, JJ.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you. And, Dave, we could [ph] maybe go (07:34) to page 5. We could just do a quick recap of the estimated synergies, which is an important slide for people who are investors and – of CN and/or KCS. So we’re even more confident today than when we started with only based on public data that we do have north of a $1 billion of EBITDA synergies. Most of that is growth related. Most of that is revenue, new revenue. It’s truly a growth story. It’s a story, it’s a bet on the solid future of the economy in United States, of the economy in North America. It’s also a bet on trade between the North American continent and other continent, because we would have a network that really would be the best of anybody to reach [ph] any trade costs and trade (08:26). It’s also a bet on USMCA, which was just renewed last year, which is also good news, and a bet on Mexico, which is a market that Pat and his team knows extremely well much better than us. And he will come back to that later.

We also have some meaningful cost savings. But I want to be sure that people relate to the fact that these – most of these cost savings are not people reduction-driven. As the business grows, this is how we will get people productivities up. So it’ll be a growth story, and our productivity is going to be driven by the increase in revenue ton mile and carloads over time. Pat?

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Okay. Just to reiterate a couple of points, the – as I mentioned on the previous slide with the map, we know there is a huge opportunity for growth in new rail service going after that I-35 freight corridor to and from Mexico. In addition to the market share opportunity, there will be growth, we believe in the future as a result of some of the factors that JJ touched on, USMCA, and just the trends in the supply chain world. I’ll talk more about that in a couple of slides, but I think that’s an important consideration as well.

JJ has already mentioned the strategy of preserving access to all existing gateways. And I touched on – a little bit on the previous slide the complementary nature of our two networks, the fact that we are combining two important segments that are already recognized as premium service segments, the – our stretch of the Meridian Speedway to Jackson, and then the CN route from Jackson to Chicago and on into the Detroit, Toronto, Eastern markets in North America. So those route segments are already recognized as premium service options. And the connection here will make it possible for us to really offer something immediately upon merger approval that is ready to go after these markets as soon as we can and start diverting some of that traffic very quickly. So I think we’re ready to move on to the next slide.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

David, go on to slide 6, where just especially today wanted to highlight one of the synergies of combining the two companies together to our larger rail network, which is to deploy the technology that both of us are working on.

And at CN, as you know, this has been a major initiative in the last two years investing in technology. And some of the technology that we have that has probably the earliest and the biggest success is related to safety and maintenance. And we now have a track record that we can improve safety, as measured by accidents, and also reduce the incident costs both of them year-to-date down by a full one-third of every accident as well as the costs of these incident from year to year.

So the CN cutting-edge technology as an example is artificial intelligence-driven Autonomous Track Inspection, which has proven its worth. So you basically load a lot of equipment into a boxcar, and this boxcar become inspection car, and they run in regular service with our train. We also have the portal, where the train goes through the portal, and then the rolling stock has been inspected. High resolution pictures are taken, and there’s as many as 105 algorithm that look at these pictures looking for defects to do preventive maintenance.

We also have, on the customer side, a significant initiative that has to do with integrating supply chain to give customer visibility to their freight, be able to track their freight, and that becomes eventually a tool for growth or a dispatch with customer satisfaction, customer satisfaction eventually turn into growth. And by combining the two company, it just gives us a higher book of business, a bigger network to amortize those investment and leverage those investment. Maybe Pat?

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Yeah, I’d just add, I think there are a lot of complementary investments underway at both companies, in addition to some of the very interesting customer-facing and supply chain technologies that JJ touched on. We’re also utilizing technologies for autonomous track inspections on our network. We have also introduced our first automated inspection portal in Mexico, in the Monterrey area for cross-border traffic and some of our intra-Mexico traffic.

So I think the combined company, the path that we have both chosen separately for investment in technology complements each other very well. And then if you tack on some of the investments that JJ talked about with their customer focus and supply chain focus, I think that all adds up to a very complementary innovation and technology strategy that will certainly be helpful in driving some of the revenue growth opportunities that we’ve talked about as a result of the combination.

And I’ll go ahead and move on to slide 7 and just talk a little bit about our footprint in Mexico and the opportunities that we see here for growth in this single-line network. You’ve heard some of the headlines and the highlights. This combination will create a North American rail footprint that doesn’t exist and is really truly unmatched and unparalleled in the industry and some of the factors that we see that are contributing to just the logic of this combination coming together at this moment in time, the way our networks complement each other, the way we connect with each other, the new service options that will be created here and very importantly, the recent passage coming up on the one year anniversary of USMCA that provides certainty and clarity of the North American trade relationships and removes the cloud of uncertainty that has existed for so many years with the questions about NAFTA and whether that would be ripped away or cancelled as the rhetoric from 2016 into – well into 2019 existed.

And the certainty that USMCA provides in addition to other things that are happening in global supply chains that I’m sure all of you are very aware of. Trade relationships certainly have introduced or elevated an awareness of the risk of global supply chains, the risk associated with global supply chains. The nearshoring phenomenon, I think, is definitely real and will be gaining momentum over the years ahead, again, because of the certainty that USMCA provides. There’s a op-ed piece that many of you probably saw in today’s Wall Street Journal talking about the supply chain congestion, particularly focused on port congestion. But one of the facts that is presented in that op-ed is that 42% of all containers arriving in the US come from China.

So if you look at USMCA certainty, trade relationships between the three countries in North America creating some stability for an investment in North American supply chains, the movement amongst supply chain leaders to derisk global supply chains and all of those factors together really creates a tremendous opportunity for North America.

Rail is going to be a critical part of providing the backbone for those supply chains and this network is just going to be unparalleled in terms of the access to markets, to ports, and the way we can really not only participate in but help drive some of that economic growth that we think is going to exist in the years ahead.

So if we move to the next slide and this just highlights – and many of you have probably seen this before, the importance of that Laredo gateway, if you go back to the – visualizing some of the maps that you’ve already seen, Laredo is, without a doubt, the most important gateway for – not only for rail, but for all freight moving to and from Mexico. And you can see the presence, the market share and again, this includes the interchange that we have with other railroads at Laredo.

The infrastructure at Laredo has been developed over decades and it is unmatched across any of these other gateways. So, there’s no doubt that this is going to be the premier gateway for freight moving to and from Mexico and the US and Canada for years to come, the way the Laredo gateway is oriented and connects the manufacturing heart of Mexico with the eastern half of US and Canada; the Great Lakes, the manufacturing centers, the big population centers and then for southbound traffic as well it’s consumer products, primarily ag products going into Mexico. The combination of this network is going to open up more markets for potential export using the single-line network, as well as parts and other industrial products that go into not only finished vehicles, but electronics and consumer products that are manufactured and assembled in Mexico.

So the way this network will connect all three countries and particularly over the Laredo gateway is really going to create some opportunities for growth in Mexico as well as in other markets across North America that I think are going to be made possible by all of the factors that I talked about a couple of minutes ago.

I’ll pass it back to you, JJ, for a conclusion here.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So, David, what we’ll do is...

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Oh, I’m sorry.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

...the last two slides are for [ph] address (20:02) to talk about some of the two question raised by the STB, one of them is the financial strength. And Pat will cover the question regarding management and governance while KCS is in a Voting Trust. But let’s start with the question I was asked [ph] at (20:17) STB regarding the financial strength.

Well, CN is firmly committed to maintain our strong financial profile and investment grade rating. We did a filing in the last week, verified filing, that our CFO as well as other document that we provided STB for them to get all the fact related to that. CN has the highest rating of the rail industry in North America. We have a proven track record when it comes to disciplined capital allocation and historical strong cash flow generation.

We’ve already turned off the share buyback when we announced on April 20th that we wanted to join force and combine with KCS, with Pat’s teams, and therefore, [ph] we are (21:01) accumulating cash. And with the project, we project to reduce leverage very quickly down to – as it said on this slide, to 3.3 times by 2023 and then below 3 times by 2024. And both Standard & Poor (sic) [Standard & Poor’s] (21:19) and Moody’s have publicly confirmed they expect CN to remain investment grade.

So these are just some of the highlight but we provided the STB [ph] with other facts in our filing (21:30), recent filing together. Pat?

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Okay. And just touching quickly on the Voting Trust and the management and governance structure, I think a lot has been said and published and written about this. But the idea here is to use a standard, plain vanilla Voting Trust structure similar to what has already been approved. While in Trust, I will continue to run the company as CEO independently, and Dave Starling, who many of you know is the former President and CEO of Kansas City Southern, will be the Trustee. So everything will continue to be in place as it is today while we are in Trust and owned by CN prior to the merger approval.

The merger agreement actually contemplates KCS having the same identical capital allocation policy that we have today. So there should be no question about KCS continuing to be able to invest in core capital expenditure activities, maintain our credit profile and credit ratings, and generally the same financial condition that we would have maintained as an independent company until we get to the point of merger approval. So it’s about as plain and simple and standard as you can imagine. So we think that adds up to a very strong case for approval of the Voting Trust with the STB.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

David, maybe as we get here just to reemphasize again, as you could see from the list on this page, the application is satisfying, in our view, every aspect of the Voting Trust approval framework. As you could see from the slide, the way that Patrick just went through, there’s no unlawful control of KCS while KCS is in a Voting Trust, for the duration of the STB approval process. And we’ve already highlighted the substantial public interest benefit, especially as it relate to helping the economy in creating new options and keeping the option that exist today.

There’s no risk to the competition. We’re already addressing the overlap that there is, like putting somebody else in the shoes of KCS so that competition is maintained between New Orlean (sic) [New Orleans] (24:03) and Baton Rouge. And there’s strong support from shippers and from port operators and for those who are using and depending on the rail network in North America.

So, we’re very excited about our future and hopefully, we can come together as one network and becoming [ph] ready serving (24:21) the continental economy of the three countries in trade. And then I think the economy in North America, especially now post-COVID, really need a network of the kinds that we’re talking about putting together, especially as it relate to USMCA.

And there’s something in it for our shareholders. There’s something in it for our customers, joint customers. There’s something in it for our employee. This is a growth project. This is something that will create wealth, create jobs. So something in it for the port operators which connect to us, give them better access to more cities, more importers, more exporters so they, too, can strive and do well what they do best. And so I think it’s the right time. We think it’s the right time, but it’s also the better combination for these two network.

So on that, I think, David, if you’re okay, we could turn it back to Q&A, either some of your question or the question that come to your – the website you just mentioned earlier.

QUESTION AND ANSWER SECTION

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Absolutely. So maybe just as we’re closing on this point about Voting Trusts, there seems to be some discussion and debate over exactly what that Voting Trust approval framework is under the new merger rules. What has been your perspective on this, this question of the public interest standard around the establishment of the Voting Trust and putting KSU into it? Is there as much room for debate on this topic as it seems to be indicated in some of the discussion that’s been around in the marketplace on this issue?

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So what we filed with the STB is, one, is to be sure that KCS is remained fully independent while they’re in the Voting Trust. We covered that in some detail so that we show that our proposed combined merger will create public benefit. We covered that in quite a bit of detail. And also that we want to be sure that if ever the transaction, for whatever reason, does not get approved in the end, both companies will stay strong, financially viable. And I think Pat talks about for KCS, it’s business as usual for their capital program and how they manage their business.

And the same thing at CN. And we provided the STB a lot of feedback on those specific point. So we try to [ph] add to cover (26:33) and we had 369 page of document that we filed at that time and that was just for the Voting Trust itself. And now, we’re anxiously waiting for some feedback from STB. The first thing that we think the STB will do is provide us with a timetable that will create a forum for public comment. And we’re looking forward to start engaging, listening to these public comment and eventually engaging back with the STB with some more submission when required.

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Okay. So let’s talk about where we actually get new rail services in the map, right? If we were to think about the different corridors that are being improved or enhanced, if we can kind of – if you could kind of lay out for us like what the level of – what type of competitive alternative exists in some of these markets today and how the CN plus KCS put together in each of these markets actually creates a new level of service and how does it specifically change.

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. So, there’s actually quite a few new service that we create and it’s thinking when we did the filing, we provided a number of maps to provide some example of where that is. But there’s something in it for the people on the grain industry – grain and food industry. I think on the grain side, Pat is even more familiar than I am in term of the need for Mexico for grain, which today KCS has been very successful in generating from their network. But they could also generate from the CN network and also from the network that serve on the other railroad coming from over Kansas City is also something similar on the food side.

And on the food, then in that case, that might be more, maybe, intermodal service as opposed to our carload service. Some product will be back and forth in reefer container: Canadian french fries, frozen french fries going to Mexico from the places where there is baked potato farm in New Brunswick from Manitoba. And coming back with food, which has been coming from processed food or packaged food into jars and can and whatnot that also requires temperature control. So, food supply in both direction, in some cases, protein; in some cases, frozen; in some cases, just chilled or protected from freezing.

Probably the biggest product that we want to create together is single-line carload service and single-line intermodal service between the three countries, and especially between Mexico and Central Canada and Mexico and the Midwest. So, today, if you originate parts, for example, in San Luis Potosi, you would probably be start – you may be trucking all the way to Michigan and Ohio and Ontario, or you might be using KCSM for the border. And then get on one of the big western railroad and container, get off in a western suburb of Chicago and then you would truck beyond that to the final destination.

Tomorrow, you would also have the choice – that choice I just explained remain, it stays. It’s the gateways are open we don’t take choice away we add choices. And the new choices would be that our operating team would create a single-line service that would start from San Luis Potosi and terminate in our, the Detroit intermodal ramp and run it with single point customer service contact, one operating plan, try to remove any friction at interchange. And therefore, also rely a whole lot less on trucking. So, that rail origin’s quite short. We get to the San Luis Potosi ramp and the rail destination is also quite short. You come out of the Detroit intermodal or the CN Brampton intermodal yard in Toronto and then you go to the [indiscernible] (30:19) plant for the final destination.

So I don’t know, maybe, Pat, you want to talk about some of the things that you know best like grain into Mexico or some of the thing that has to do with petrochemical.

A: Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Yeah. I think JJ touched on a lot of this but this corridor between the heart of Mexico and the Great Lakes and on into the eastern part of the US and Canada is just a huge truck market, first of all. And we think if you consider all of the factors, whether it’s the environmental factors, the environmental benefits of rail, the safety benefits of rail, things like driver shortages and those other considerations.

So, as I mentioned earlier, not only is there a market share shift opportunity, truck to rail, but these are also growing markets. And I think the factors that I talked about, USMCA and supply chain strategies that are looking to shrink and derisk global supply chains for all sorts of products, the 42% of products that are imported in the West Coast from China, there’s very little of that that couldn’t ultimately be converted to nearshoring and looking at different opportunities to manufacture or produce those products closer to home. And all of that is going to require new single-line options.

So you’ve got lots of existing rail options. I think that’s what this map really highlights. There are lots of existing rail options that are currently well-established and have demonstrated the opportunity to grow. But I think the market is just so large here, the benefits of rail and the benefits of single-line rail. And I hope everybody understands that it is much easier to produce – to provide a service option that’s going to be attractive to all of these potential shippers.

If you have a rail network that is under common control, common philosophy, common capital, investment strategy in terminals and track capacity and equipment and all of that for a single-line haul on a single network versus the alternative, which is working with interchange partners that may not share all of that because, as you know, these capital investments are large, they’re multi-year. And to go after this opportunity, that’s going to – that I think is going to continue to be out there for many years to come is going to require a lot of that common philosophy on resource and capital management.

So in addition, that ties mostly to the truck conversion market and the growth but as JJ mentioned, there is just – Mexico is one of the largest grain importers in the world. So there’s opportunities for additional market share there. For our existing customers who are looking for new sources of origin and for other producers that are looking to have new service options to get into those markets, I think there’s a lot of opportunity there as well.

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

And then I guess as you think about this single-line service advantage that you’re going to be creating, how would that look different from a customer’s perspective, let’s say, an intermodal shipper came to you, Pat, in Mexico, San Luis Potosi, I want to get up to Detroit, how’d that service product look today versus what it’s going to look like in the future assuming we can get this transaction?

A: Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Again, I think the key is that that’s going to require better coordination of things like long-term capital investments, terminal capacity, equipment, yard capacity, all of those things that are just going to be much more controllable under a single philosophy and strategy than two independent companies that are truly synced up to provide that kind of service consistency, reliability for a long period of time.

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So maybe, David, it may have some similarity of what we’ve done, for example, from the Port of Vancouver to Port of Rupert, so you have very long distance. The distance in mile here are huge, right, San Luis Potosi to Detroit. And so you create a destination train or you create train with large block but not too many block on the same train. You may not run them every day but when you run them, you want to run them with minimum number of stop, minimum number of things.

First of all, you eliminate the interchange over Kansas City, over Jackson. You also eliminate the handoff at Laredo or [indiscernible] (35:36) to another railroad. Create a block of cars, maybe there’s only two block on that train; one is Detroit, one is Chicago or one is Detroit, one is Toronto. So that train has already limited reason to stop at different places or to be doing switching or whatnot. And also, because we’re running as one network, the operating center of the joint company, we want to be sure that the premium – sort of the premium train has provided the premium service.

As Pat mentioned, the line that KCS own between what they call the Meridian Speedway is already in great shape. It connects with the CN network in Jackson and our Jackson line to Chicago east of Detroit is also in great shape. It’s also our main line. So, we already have a capital network, an asset which is in great shape to do that.

Over time, we will also want to have the line that goes from Shreveport to Kansas City, and then east to Springfield and Chicago to also be upgraded to become a redundancy line even though that line might use more for like Canadian crude coming from Alberta to the Gulf or petrochemical from KCS’ current franchise going to Western Canada because that route has also less miles. So we will want to make the best use of the asset that there is today but doing that from a point of view of one operator, thinking of how do I create a customer’s experience that’s closer to what they need, and can we make that better from any other experience that we offer that they get today.

Another example would be connecting Kansas City to the Port of Montréal. So today, Kansas City does not really have access to an East Coast port. By our combination, we can put them in the market, the Port of Montréal and meet at some point Port of Québec City or some other port on the East Coast.

And also, today, when you move finished vehicle into Kansas City, the only single-line service we have is with the Norfolk Southern. They run a great service from Detroit through Kansas City. The combination that we would have would also run a single-line service between Detroit and Kansas City for automotive service, for example.

So, these are the things that today are very difficult to do together because you have to integrate your capital plan, you have to integrate your operating plan. But as you become one, you will want to do that because now there’s all the reason under a single management and single view to how we create benefit to our customers, to make that possible because of the network, but actually make it possible [ph] to answer that’s (38:14) a question of – it’s a question of operating plan, and it’s a question of strategy and some capital in some cases as well.

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Okay. So, I’m hearing Mexico into the Detroit basin, Kansas City up into Montreal, anything like [indiscernible] (38:32) any other – what would be like the third or fourth biggest sort of market corridor that you can kind of – that we should be looking at or at least trying to get our heads around as we try to evaluate this deal?

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So broadly speaking, there’s the port storage, so leveraging the port [indiscernible] (38:49) network, we try to give them longer, deeper access into markets. So, we’ll give it a shot to help Lazaro Cardenas [indiscernible] (38:56) and Hutchinson Port [ph] through terminal operator (39:00) to see if we can increase their reach. Ideally, at some point, we’ll give it a shot to see if we can get into the Texas market coming from China. I think Patrick already mentioned the large number of containers still coming from China and that this is a big market.

In other – two other ports that we’ve also worked closely together over the years are Mobile and New Orleans, both also would like to have access to bigger catchment area, bigger [indiscernible] (39:30) market. So can we put these two ports into the market of Dallas, can we put these two ports in the market of Kansas City, and maybe at some point reopening the ramp, the ethanol ramp that we used to have in East St. Louis.

And coming from the East, we talked about Port of Montreal into [ph] getting to middle (39:49). So coming in a continent from all side, East Coast, West Coast, Gulf Coast, and offering these port operator, as well as shipping line that goes there, the ability to compete with the huge Port of LA, Long Beach, which has a lot of business but also congestion from time to time, this is kind of a cyclical thing between congestion and labor issue, because it’s such a big port, it’s so busy, that it creates opportunity for other ports to get to the same destination market, whether it’s another continent in the Midwest, or middle of the continent as in Kansas City, or halfway to the continent like Texas. So that’s another area of large focus on this combination.

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

And, Pat, do you have a view on sort of Lazaro and how the integration of the CN and the KCS networks might help to open up that port opportunity?

A: Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Yeah. The best opportunity that’s maybe merger-related would be traffic coming from markets other than North China. I mean, you know the Prince Rupert story. Lazaro has a lot of extra days on the water, freights coming from North China to North America. The natural Lazaro market is probably the Texas Gulf Coast, so – but there is quite a bit of traffic that uses Lazaro from other markets, other than North Asia, South America. So I think, again, South America – traffic coming from South America into North America via Lazaro using our network and the combined network here to get into markets in the Midwest to avoid LA, Long Beach, to avoid other West Coast ports. But – so I think there is clearly interest on the part of ocean carriers who are burned every few years, whether they want to or not, by San Pedro and LA, Long Beach. We’re seeing that right now. So not only in the form of diversions of cargo coming from Asia, but again, longer term, I think the nearshoring thesis. So rather than manufacture in market halfway around the world and transit to congested and ports on the West Coast that have maybe more limited capacity to grow, why not just manufacture those products in North America.

And again, Mexico, I think, is going to be an attractive place for those decisions to be made longer term. So that’s a longer-term time horizon. But I think all of the ingredients are there that I mentioned before that will make that opportunity a reality.

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

And David, I’d be remiss also not to mention the pledge of open gateway, which is more than just a pledge about maintaining and enhancing competition, but also – to also use the gateway as a way to also create growth business for the combined company. Namely, I mean, the shortest route between Western Canada with some of the petrochemical and the franchise that Pat has in the Gulf is over Kansas City. And we hope that some of that will also pan out over time. And we’ll want to use a gateway also as a source of growth, not just the places where we have a single-line service.

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

All right. I want to talk a little about this idea of corridor competition on the North and the South. When I look at the map, it seems like the two railroads kind of go slightly different places. Can you give us a sense for how competitive these two assets are, and whether there’s been a lot of sort of back and forth between big shippers in the last 10 years?

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

So these are – and Pat can add onto it because he’s very familiar with them. But these are really parallel line. But they are still quite a bit of distant from one another, 400 miles away. They’re really the railroad highway that get you to places. We talked about how we want to use them. They’re not really competing. They’re serving different markets. So we talked about earlier about grain coming from the Midwest, or grain coming from the KCS franchise that goes to Mexico, it takes the more western of these two lines. When we talk about the intermodal between Mexico and Detroit for example, we might be using the more eastern line because [ph] today it has a capital program that has (44:17) the fastest line of the two.

When you come from Western Canada with a carload, you probably want to use the Western line, because that’s the shortest mile. So each of these line today already have different existing purpose. And both of them are very much required, and we will make sure we keep those two in good shape and make the maximum use of them. But I don’t know if, Pat, you want to add on to [indiscernible] (44:43).

A: Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

No. I think that is absolutely correct. We see them as kind of different markets, different commodities, different regions. But the one thing that it also does is create some optionality and improved resiliency for some of the traffic that we’re planning to go after. If you look at, for example, on the map on slide 4, you’ll see the green line and the yellow line have multiple routes that could be used alternatively, particularly in the case of natural disasters, other things that just create optionality and resiliency that are important for some of these markets longer term that we would like to go after.

So, JJ mentioned the Kansas City to Springfield. That’s probably a less attractive route than the one that exists here with the Kansas City Southern Meridian Speedway to Jackson, and then up to Chicago, Detroit, and beyond. But certainly, that route has an option creating better resiliency and recoverability, because as we all know, natural disasters happen, and that optionality comes in very handy from time to time.

Q: David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

And then we’re kind of running out of time unfortunately, but I wanted to get some high-level expectations for how this might impact the growth and margin trajectory of the two companies, right? You guys have both been executing very well from a margin standpoint, growing mid-single digits. How should investors be expecting this transaction to change that, or are we just expecting it to be bigger [ph] and be similar level it were, like (46:30) how should we be thinking about that?

A: Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

I think maybe I can start. Generally speaking, it provides access to new market. We talked about especially we’re very focused on the truck market. We’ve identified roughly the total accessible market of $8 billion. Most of it, [ph] a large amount is of (46:51) truck. Some of it is rail, carload. And it just gives us a new tool, a new service, single-line service, a new tool, a new market that today we would struggle to capitalize on those if we stay separately. Becoming one, it gives us more ways to capitalize on USMCA, on nearshoring on the takeoff of the economy.

And the fact that the north-south corridor, I would argue, is underserved, because it’s well-served between the Mexican border and Chicago, but it’s basically – it’s a fragmented service, right? It’s in three pieces, one railroad in Mexico, [ph] big railroad typically in (47:36) United States. In Chicago, it stops, you have to get off the train and hitchhike a truck ride to somewhere and/or you just [ph] truck (47:44) all the way back and forth, like some of the food product do today. So, it provides tool that today we can’t quite create on this separate – a separate network.

A: Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Again, I’d just add to that, both CN and KCS have demonstrated an ability to become more efficient, more productive. And putting more traffic on this network certainly is not only going to support whatever investment is required to contribute to future growth in things like cash flow and return on investment and EPS and all of those things. So, I think the growth story that’s part of this combination is the headline and the most significant, but putting together two companies that already operate pretty efficiently is going to create some pretty good returns going forward.

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

All right. We are running it to the end of our 50 minutes unfortunately. So I’m going to have to cut some of the Q&A short. I may reach out to you, Paul, just to clarify a couple additional investor questions. But, JJ or Pat, any kind of closing remarks you want to leave us off with here? And for my part, I just want to thank you both for joining us, and wish you all the best in the weeks ahead with this merger process.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, just from my side, thank you, David, for allowing us to come together and talk about our future. And there’s something very exciting here. These two company coming together will create things that don’t exist today, more choice, and it’s something that – there is something in it for everybody. It’s about growth.

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Yeah. I would just say thanks again for having us, nothing to add to JJ’s closing remarks, and look forward to moving down the regulatory path here as quickly as possible.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

That’s right.

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Enjoy the rest of your day of your conference, and thanks again for joining us.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

All right. Thank you.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

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Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.